SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK	-----------
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *	-----------	CHICAGO
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	HOUSTON
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	LOS ANGELES
HAIPING LI *	www.skadden.com	NEW YORK
RORY MCALPINE ♦		PALO ALTO
CLIVE W. ROUGH ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
^ (ALSO ADMITTED IN CALIFORNIA)		-----------
BEIJING
♦ (ALSO ADMITTED IN ENGLAND & WALES)		BRUSSELS
* (ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYERS		MOSCOW
ANDREW L. FOSTER (NEW YORK)		MUNICH
Z. JULIE GAO (CALIFORNIA)		PARIS
BRADLEY A. KLEIN (ILLINOIS)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

May 4, 2018

Confidential

Folake Ayoola, Special Counsel

Rebekah Lindsey, Staff Accountant

Craig Wilson, Senior Assistant Chief Accountant

Jeff Kauten, Attorney-Advisor

Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                 Uxin Limited (CIK No. 0001729173)
Response to the Staff’s Comments on the Draft Registration Statement on
Form F-1 Confidentially Submitted on March 23, 2018

Dear Ms. Ayoola, Ms. Lindsey, Mr. Wilson, Mr. Kauten, Ms. Jacobs:

On behalf of our client, Uxin Limited, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 18, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 23, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include its audited consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2016 and 2017 and reflect the Company’s other recent developments.

Furthermore, the Company respectfully submits that pursuant to Rule 3-20(b) of Regulation S-X and SEC Division of Corporation Finance Financial Reporting Manual §6620.5, U.S. dollar equivalent or convenience translations are generally not permitted, except that a convenience translation may be presented only for the most recent fiscal year and interim period. In accordance with this rule requirement and in connection with the inclusion of the Company’s audited consolidated financial statements for the year ended December 31, 2017 in the Revised Draft Registration Statement in replacement of the interim consolidated financial statements for the first nine months of 2017, the Company has included the U.S. dollar convenience translation for the year ended December 31, 2017, which is the most recent fiscal year, and has removed the U.S. dollar convenience translation for the year ended December 31, 2016 that was included in the prior submissions of draft registration statement.

Prospectus Summary, page 1

1.                                      We note your response to prior comment 1.  You have revised your disclosure to add an industry survey commissioned by you and prepared by China Insights Consultancy.  Please provide us with a copy for our review.  Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

In response to the Staff’s comment, the Company encloses as Annex A hereto the industry survey dated February 5, 2018 (the “Industry Survey”) commissioned by China Insights Consultancy. The Company also encloses as Annex B hereto the relevant portions of the industry and market data disclosed in the Revised Draft Registration Statement along with their corresponding support from the Industry Survey.

The Company has updated the disclosure in the Revised Draft Registration Statement to reflect certain industry and market data as at December 31, 2017 and encloses as Annex C hereto the industry report dated April 26, 2018 (the “Industry Report”) commissioned by the Company and prepared by iResearch. The Company also encloses as Annex D hereto the relevant portions of the industry and market data disclosed in the Revised Draft Registration Statement along with their corresponding support from the Industry Report.

Summary Consolidated Financial and Operating Data, page 10

2.                                      Please confirm that you will include all convertible shares of Fairlubo in your pro forma disclosures once your IPO price range is known.  Clarify why conversion of Fairlubo shares into ordinary shares is included in pro forma balance sheets but are excluded from the denominator or pro-forma net loss per share pending the applicable price of Uxin Limited shares.

The Company confirms that all convertible shares of Fairlubo will be included in the pro forma disclosures once the IPO price range is known. The Company respectfully advises the Staff that due to pending the applicable price of Uxin Limited shares, the number of Uxin ordinary shares into which the preferred shares of Fairlubo are to be converted cannot be determined at this point; therefore it was excluded from the denominator for the calculation of the pro forma net loss per share. However, in order to illustrate the impact on the pro forma balance sheets, the redeemable non-controlling interests under the mezzanine equity was reclassified to additional paid in capital for the pro forma balance sheet presentation.

Risk Factors

Risks Related to Our Business and Industry

We rely on a limited number of third-party financing partners..., page 18

3.                                      We note your response to prior comment.  Please revise your disclosure to identify the financing partner that failed to meet its obligation and clarify whether the replacement funding source was one of the other two financing partners you had in 2017 or a source with whom you have no contractual agreement.

The Company respectfully advises the Staff that a financing partner’s failure to meet its obligation in 2017 to fund approved consumer auto loans was an isolated event and the disclosure of the identity of the financing partner does not provide meaningful additional information to investors and is commercially sensitive. The Company further respectfully advises the Staff that the replacement funding source was not one of the other two financing partners it had in 2017 and was one with whom the Company did not have an ongoing financing arrangement at the time of the incident in 2017 when one of the Company’s financing partners failed to meet its commitment to fund approved consumer auto loans.

4.                                      We note your response to prior comment 7.  The provisions of Securities Act Rule 403(c)(3) permitting a filer to file an English summary of a foreign language agreement excludes the agreements specified by Rule 403(c)(2), which includes agreements upon which the filer’s business is substantially dependent.  Please file an English translation of your agreements with your largest financing partner.  In addition, please disclose the term and any material termination provisions of the agreements.

The Company respectfully advises the Staff that English translations of agreements with the Company’s largest financing partner will be filed as Exhibit 10.49 of the Revised Draft Registration Statement. Additionally, the Company has revised the disclosure on page 130 of the Revised Draft Registration Statement to disclose the term and material termination provisions of the agreements with the Company’s financing partners, including the Company’s largest financing partner. The Company will seek confidential treatment for certain portions of these agreements. To facilitate the Staff’s review, the Company is separately and supplementally providing (under a separate cover letter) English translations of these agreements to the Staff, instead of filing them through EDGAR in connection with the submission of the Revised Draft Registration Statement.

5.                                      We note your response to prior comment 7 where you state that “revenues attributable to each of [your] agreements with the other two financing partners…[accounted] for 14.4% and 9.4% of the Company’s total revenues in the nine months ended September 30, 2017.”  We are unable to agree, absent additional information, that a contract that contributes 14.4% of the company’s total revenues is not one upon which it is substantially dependent within the meaning of Item 601(b)(10) of Regulation S-K.  In this regard, we note your disclosure that you had three financing partners in 2017.  Accordingly, please file the relevant agreement(s) ,or provide us with further support of your assertion that you are not substantially dependent on it.  In addition, please consider identifying the financing partners that account for a significant percentage of your revenues.

The Company respectfully advises the Staff that English translations of agreements with the Company’s two other financing partners in 2017 will be filed as Exhibits 10.47 and 10.48 of the Revised Draft Registration Statement. The Company will seek confidential treatment for certain portions of these agreements. To facilitate the Staff’s review, the Company is separately and supplementally providing (under a separate cover letter) English translations of these agreements to the Staff, instead of filing them through EDGAR in connection with the submission of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 94

6.                                      Please disclose whether the GMV and number of units disclosed in your discussion of transaction facilitation revenue includes all cars sold within your 2C business.  If so, tell us whether you considered providing this metric separately for those transactions in which a loan is facilitated and those in which loans are not, as each may have a different impact on revenue trends.

The Company has revised the disclosure on page 95 of the Revised Draft Registration Statement to clarify that the GMV and number of units in the discussion of transaction facilitation revenue of the Company’s 2C business is for all cars sold through the Company’s 2C business and consist entirely of used cars. Additionally, the Company has revised the disclosure on page 95 of the Revised Draft Registration Statement, which discloses the number and GMV of used car transactions financed by used car loans in the Company’s 2C business. The Company respectfully advises the Staff that the number and GMV of transactions in which a loan is not facilitated can be calculated from (1) the total number and GMV of used car transactions of the Company’s 2C business, as disclosed on pages 94-95 of the Revised Draft Registration Statement, minus (2) the number and GMV of used cars transactions financed by used car loans in the Company’s 2C business respectively, as disclosed on page 95 of the Revised Draft Registration Statement.

7.                                      Please refer to our prior comment 12.  The magnitude of the impact that pricing had on trends in revenue is still unclear.  For example, you discuss that revenue increases in part were due to higher pricing power for transaction services but it is not clear what this means or how it impacts changes in transaction facilitation revenue.  Further, your discuss certain new loan products but it is not clear why these products would impact loan facilitation revenue trends or by how much.  Please revise accordingly.  See Form 20-F, Item 5.A.1.

The Company has revised the disclosure on page 95 of the Revised Draft Registration Statement to clarify that, the transaction facilitation revenue increase was attributable to greater pricing power as well as greater diversity of services provided to customers on our platform. This is evidenced by an increase in transaction facilitation take rate, as measured by the transaction facilitation revenue divided by the GMV of the Company’s 2C business, from 0.5% in 2016 to 0.9% in 2017. The Company has further revised the disclosure on page 95 of the Revised Draft Registration Statement to clarify that the loan facilitation revenue increase was in part attributable to the increase in average service fee rate, as measured by the used car loan facilitation revenue divided by the total amount of used car loans facilitated, from 5.1% in 2016 to 6.2% in 2017.

Business

Our Platform and Services, page 125

8.                                      Please refer to our prior comment 17.  Please revise note 2 to the table on page 128 to clarify what separate fees and charges to the consumer comprise the total service fee.  Tell us your basis for including those charges in a total service fee rate proportionate to the loan balance at inception.

The Company has revised the disclosure on page 128 of the Revised Draft Registration Statement to clarify that the total service fee is a lump sum payment that the Company collects at the inception of the loans for the services performed by the Company facilitate the transactions and loans for car buyers. This payment comprises three components: loan facilitation revenue, transaction facilitation revenue, and deferred guarantee liability. The Company respectfully advises the Staff that the Company does not charge additional fees in addition to this total service fee collected at the inception of the loans, and because the Company provides its services to consumers as a package, it would also be misleading to break out these fees individually.

9.                                      Please refer to our prior comment 40.  Please disclose the type of information and sources you review to determine whether there have been any significant changes to market conditions that may indicate a material change to your original estimation of vehicle residual value.

The Company has revised the disclosure on page 135 of the Revised Draft Registration Statement to disclose that the Company may adjust the estimates of residual values based on the latest transaction data for used cars on its platform as well as external data including the latest prices of new cars.

Principal [and Selling] Shareholders, page 158

10.                               We note your response to prior comment 21.  Please include a risk factor that addresses the concentration of ownership among your directors, officers and principal stockholders, and consider providing such concentration on the prospectus cover page, or tell us why this information is not material.

The Company has revised the disclosure on page 56 of the Revised Draft Registration Statement to add a risk factor that that addresses the concentration of ownership among the Company’s directors, officers and principal stockholders. The Company has revised the disclosure on the prospectus cover page regarding such concentration.

Consolidated Financial Statements

Note 2. Principal Accounting Policies

Note 2.4 Fair value Measurements, page F-16

11.                               Please refer to our prior comment 30.  It appears you relied on the appraiser to determine the fair value of your guarantee liability in view of your disclosure that it was based on work conducted by an independent appraiser.  Please tell us what consideration you gave to filing the third party’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.  Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 141.02 in your response.

The Company respectfully advises the Staff that Consent of Valuelink has been filed as Exhibit 99.5 to the Revised Draft Registration Statement.

Note 2.19. Revenue Recognition, page F-22

12.                               Please refer to our prior comment 35 and address the following:

Please refer to the response to Question 16 below for more detailed explanations regarding the Company’s agreements with financing partners and borrowers and the accounting surrounding the various agreements.

•                                          Tell us whether you have obtained a legal opinion as to whether these assets would be considered your assets in the event of bankruptcy such that your creditors would have claims against the loans in all relevant jurisdictions.

The Company respectfully advises the Staff that the Company has obtained a legal opinion from its external PRC counsel who confirms that, the items included in (i) “Advance to consumers on behalf of financing partners”, and (ii) “Loan recognized as a result of payment under the guarantee”, which are recorded as assets in the Consolidated Balance Sheet, would be considered as the Company’s assets in the event of bankruptcy. The creditor-debtor relationship with respect to the auto loan is solely between the financing partner and the consumer as established through the Tri-party Loan Agreement. Accordingly, creditor rights associated with the auto loan are with the financing partner, and such creditor rights will not be considered as the Company’s assets in the event of bankruptcy.

•                                          We note the provision detailed in page 7 of Exhibit 10.49 that states the lending partner (party A) may transfer creditor rights.  Tell us specifically whether your lending partners have the right to transfer the receivables to other parties or pledge them as collateral without your prior consent.

The Company respectfully advises the Staff that each of its financing partners has the right, as a creditor, to transfer the receivables to other parties or pledge the receivables as collateral without the Company’s prior consent.

•                                          Please clarify how a seller transfers title to the vehicle and who holds the title at origination and over the life of the receivable.  That is, clarify if the seller transfers title directly to the consumer, the lending partner or something else.

The Company respectfully advises the Staff that the seller and the consumer enter into a vehicle purchase agreement after the financing partner approves the consumer’s auto loan application and the Company agrees to provide guarantee based on the Company’s own assessment, and the title to the vehicle will be transferred from the seller to the consumer and be registered under the name of the consumer. Therefore, at origination of the auto loan, the title to the vehicle is registered under the consumer’s name. Subsequently, the title to the vehicle remains registered under the name of the consumer over the life of the auto loan.

•                                          Please clarify what it means to “obtain collateral.”  Describe the process of obtaining collateral to a vehicle and tell us what rights obtaining the collateral gives you, both at inception and over the life of the receivable.  We note disclosure in Exhibit 10.49, indicating that you are the only party that obtains collateral rights, with transfer to the lending partner occurring only upon your failure to perform under the guarantee.  Please specifically confirm whether you are the only party to hold rights to the collateral during the life of the loan.

The Company respectfully advises the Staff that “obtain collateral” refers to the process of registering the collateral with the relevant government authority so as to reflect the status of collateralization and the identity of the party claiming right to the vehicle as collateral on a vehicle’s registration.

In order to obtain financing for a vehicle purchased on the Company’s platform, a consumer may choose to submit an auto loan application to the financing partner. After the financing partner approves the loan application and enters into loan agreements with the consumer, the financing partner will extend an auto loan to the consumer and thus a creditor-debtor relationship is formed between the financing partner and the consumer. In a secured loan, typically the financing partner, as the creditor, is the one who obtains the collateral, and registers such collateral under its own name. However, given the volume of auto loans the Company facilitates and the financing partner’s lack of capabilities to timely manage and dispose the collateral during the life of the auto loan, the financing partner has agreed with the Company that the collateral should be registered under the Company’s name on behalf of and for the interests of the financing partners, through a way permitted by applicable laws.

In the event of default by the debtor, the holder of collateral rights will be entitled to receive in priority the proceeds from the sale of the collateral to satisfy the outstanding loan.

In conclusion, the financing partner, as the auto loan originator, is the party that obtains the collateral interests and is in fact the actual collateral right holder during the entire life of the auto loan, but the financing partner has agreed that the collateral is registered under the Company’s name on its behalf and for its interests.

•                                          Tell us whether you are ever considered to be a creditor of record, including when you establish rights to the collateral or subsequent or performance under your guarantee.  We note disclosure in Exhibit 10.49 that you and your lending partner agree to jointly provide financing services for the purchase of automobiles and related services.

The Company respectfully advises the Staff that the financing partner and the Company cooperate with each other and jointly provide financing services in such a way that the financing partner acts in the capacity of the loan originator to provide funds to the consumers while the Company  provides auxiliary loan facilitation services, including advancing funds to the consumers on behalf of the financing partner, registering the collateral under its own name on behalf of the financing partner, and providing guarantee for the consumers.

The Company will be considered as the creditor under the following circumstances during the financing process: (i) the Company will be the creditor of the financing partner from the time the Company advances the funds and until the financing partner provides such fund to the Company in full; (ii) a new debtor-creditor relationship will be formed and the Company will be the creditor of the consumer when the Company makes a repayment to the financing partner on behalf of the consumer as the guarantor in the loan in the event of default of the consumer.

•                                          Provide additional information regarding why you believe this transaction to be a sale leaseback transaction.

The Company respectfully clarifies that the seller and the consumer enter into a vehicle purchase agreement after the financing partner approves the consumer’s auto loan application and the Company agrees to provide guarantee based on the Company’s own assessment, and the title to the vehicle will be transferred from the seller to the consumer and be registered under the name of the consumer pursuant to the agreement. Therefore, at origination of the auto loan, the title to the vehicle is registered under the consumer’s name. Subsequently, the title to the vehicle remains registered under the name of the consumer over the life of the auto loan. As a result, the Company does not believe the arrangement under the so-called Financial Leasing Series Contracts to be a sale lease back transaction. The financing partner owns a creditor’s right vis-a-vis the consumer after the financing partner enters into the loan agreement with the consumer. To guarantee the repayment of the loan, the vehicle is secured as collateral to the creditor. However, as described previously, given the volume of auto loans and the lack of the financing partners’ capabilities to timely manage and dispose the collateral during the life of the auto loan and in the event of default, the Company’s financing partners have agreed that the collateral can be registered under the Company’s name on behalf of and for the interests of the financing partner through a way permitted by applicable laws. Therefore, the Company and the consumer enter into the Financial Lease Series Contracts solely for the purpose of registering the collateral under the name of the Company, and it is in fact not the intent of the parties to form any sale leaseback relationship.

•                                          Clarify what happens if a lending partner does not perform under their obligations to fund the loan.  Disclosure on pages 18-19 indicates you were able to accept a substitute lending arrangement.  Tell us how this impacts your contractual arrangements and whether you were required to obtain new contracts from the borrower as a result of the change in lending entities.  If not, please explain why.  Also, it appears Annex 5, which addresses this situation, is missing from Exhibit 10.49.  Please file a revised exhibit to include such annex.

In response to the Staff’s comment, the Company respectfully advises the Staff that, after the financing partner approves the borrower’s auto loan application and the Company agrees to provide guarantee for such auto loan, the Company will advance the fund to the consumer on behalf of the financing partner, and the financing partner will provide such fund to the Company in due course as agreed in the cooperation agreement. In the event the financing partner defaults on providing such funding, the Company is entitled to claim for any and all losses incurred and choose to terminate the cooperation agreement. Historically, certain defaulting financing partner proposed, and the Company agreed to the solution whereby a substitute lending arrangement was made with another financing source (the “New Funding Source”) and the three parties (i.e., the financing partner, the Company and the New Funding Source) entered into an agreement accordingly to settle the delegation of obligation to provide fund to the Company and assignment of rights under the auto loan.

In the abovementioned case, as a result of such change in lending entity, the borrower had been notified of such assignment of rights to the New Funding Source and it thus has taken effect onto the borrower according to the PRC law. No prior consent of the borrower is required, and neither the borrower nor the Company is contractually obligated to obtain or enter into any new contract in the event of such change.

•                                          On page 18, you disclose that when the funding partner failed to fund the loans, you did not exercise any claims against the consumer borrower.  Please describe to us any and all claims you are able to exercise against the borrower, both in general and in the event the lending partner does not fund the loan.

The Company respectfully advises the Staff that, after the financing partner approves the consumer’s auto loan application and the Company agrees to provide guarantee for such auto loan, the Company first advances the funds to the consumer on behalf of the financing partner, and the financing partner will provide such funds to the Company within a certain period as agreed in the cooperation agreement. In the event the financing partner fails to repay these advanced funds to the Company and breaches the cooperation agreement, the Company is entitled to exercise claims against the financing partner only. The Company has no rights to exercise any claims against the consumer borrower, since the consumer is not a party to the cooperation agreement and has not breached any contractual agreement with the Company, nor does the consumer bear any liability in the event of default by the financing partner.

Note 6. Loan Recognized as a Result of Payment Under the Guarantee, page F-33

13.                               Please refer to our prior comment 38.  Please tell us why you do not record the difference between the contractual amounts of these loans and the value recoverable from the collateral as a loss upon settlement of your guarantee obligations.  Refer to ASC 825-10-35-2.  Please also explain why the additions to your allowance for loan losses are included in the settlement of guarantee liabilities.  In this regard, any subsequent allowance recorded on these loans would not appear related to your guarantee liability since you have already satisfied your obligation to perform.

The Company respectfully advises the Staff that, upon inception of the arrangement, an estimated guarantee liability is setup representing the estimated difference between the contractual amount of the loan and the value recoverable from the collateral. The estimated guarantee liability is subsequently revalued in accordance with ASC 460 until the date of the settlement; if there is any change in the revalued guarantee liability, it is recorded in “(Losses)/gains from guarantee liability”. The guarantee liability amount is settled and released once the Company fulfills its guarantee obligation. The Company obtains creditor rights against borrowers who fall into default positions. In such cases, the Company records a receivable account named “Loan recognized as a result of payment under the guarantee” in the full contractual amount, net of the allowance to achieve its expected recoverable amounts. (Please refer to Note 6 of the financial statements included in the Revised Draft Registration Statement.) Therefore, upon the settlement of the guarantee obligation, the difference between the contractual amounts of these loans and the value recoverable from the collateral, offset by the release of guarantee liability is recorded as “(Losses)/gains from guarantee liability.”

The Company respectfully advises the Staff that, when determining both the initial fair value of the aforementioned guarantee liability and subsequent accounting, the Company has taken into consideration the expected cash outflow (i.e., payouts), expected inflow (i.e., recovery of collateral), as well as certain costs associated with disposing the collateral. Notwithstanding the above, the Company acknowledges that the prior response to the Staff’s comment 38 may not be clear. In particular, in the prior response for the allowance roll forward table, the tickmark legend for “Addition” stated “Addition is included in the settlement of guarantee liabilities in Note 16” may be misleading. Instead of using “included”, the Company should have marked it as “represents the amount of allowance recognized as a result of the guarantee liabilities that was settled in the period.”

Additionally, the Company respectfully concurs with the Staff’s understanding that, any subsequent adjustment to the allowance recorded on these loans should not relate to the guarantee liability since the Company has already fulfilled its obligation to perform under the guarantee and the initially estimated guarantee liability has been settled and reversed as mentioned in the preceding paragraph.

The Company would like to further clarify that, due to the Company’s ability to appropriately estimate the recoverable value of the collateral when it is obtained, the estimated value historically has been very close to the actual amount that is ultimately recovered from the collateral. In case there is any difference, the Company would in fact record the adjustment to the allowance amount in a provision expense within the “G&A Expense” line item in the consolidated statement of comprehensive loss. However, the amount of such expense has been insignificant in all periods presented.

Note 24. Convertible Preferred Shares, page F-49

14.                               Please refer to our prior comment 47.  It remains unclear how the Series G issuances disclosed on page II-2 relate to the number of Series G shares issued as reflected in the table on page F-57.  Please tell us why these two disclosures do not agree.  Also, revise your table on page F-57 to show issuances separately from any cancellations.

The Company respectfully advises the Staff that page II-2 of the Revised Draft Registration Statement is consistent with the table on page F-58, both of which show a total of 13,038,473 Series G shares outstanding. The Company further respectfully advises the Staff page F-57 in the Form F-1 confidentially submitted on March 23 only included issuances as of September 30, 2017, whereas page II-2 in the same listed all issuances of Series G shares as of the date of the submission, including the issuances of Series G shares after September 30, 2017.

Specifically, a total of 13,038,473 Series G shares outstanding as disclosed on page F-58 can be calculated based on page II-2 as: 2,013,285 shares issued to TPG Growth III SF Pte. Ltd., plus 2,013,285 shares issued to Zhuhai Hengqin Wuzhouhuaxin Equity Investment Fund (Limited Partnership), minus 104,534 shares of the shares issued to Zhuhai Hengqin Wuzhouhuaxin Equity Investment Fund (Limited Partnership) that were subsequently transferred to Zhuhai Hengqin Borui Huaxin Investment Partnership (Limited) on July 28, 2017 and cancelled on November 20, 2017, plus 1,449,178  shares issued to Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership), plus 838,869  shares issued to Redrock Holding Investments Limited, plus 503,321 shares issued to Internet Fund II PTE. Ltd., plus 335,547 shares issued to JenCap UX, plus 268,438 shares issued to  Turbo Wise Investment Limited, plus 134,219 shares issued to Ray Galaxy Limited, plus 1,593,850 shares issued to Pine Castle Holdings Limited, plus 838,869 shares issued to ClearVue UXin Holdings, Ltd., plus 1,677,737 shares issued to Kingkey New Era Auto Industry Limited, and plus 1,476,409 shares issued to BOCOM International Supreme Investment Limited.

Note 25. Share Based Compensation, page F-58

15.                               Please refer to our prior comment 43.  As previously requested, please disclose the range of grant date fair value used to determine the fair value of your stock option grants.

In response to the Staff’s comment, the Company has revised the disclosure of Note 25 to F Pages to disclose the range of grant date fair value of ordinary shares used to determine the fair value of stock option.

Exhibit Index, page II-6

16.                               We note your response to prior comment 35.  Under an appropriately captioned section in the prospectus, please revise to describe the material terms of the Borrower Service Agreement, Financing Leasing Series Contracts, and Tri-party Loan Agreement.  Additionally, please file the forms of agreements or master agreements as exhibits to the registration statement or tell us why they are not material.  Refer to Item 601(b) of Regulation S-K.

The Company has revised the disclosure on pages 130 to 131 of the Revised Draft Registration Statement to describe the material terms of these agreements. The Company respectfully submits that because the Financial Leasing Series Contracts in effect allow the Company to hold the title of vehicle collateral on behalf of the financing partners, the Financial Leasing Series Contracts are referred to in the Revised Draft Registration Statement as collateral management agreement to avoid confusion.

The Company further advises the Staff that the Borrower Service Agreements, Financial Leasing Series Contracts, and Tri-party Loan Agreements are entered into with individual borrowers in the Company’s ordinary course of business. Pursuant to 17 C.F.R. §229.601(b)(10), contracts made in the ordinary course of business “need not be filed unless it falls within one or more of the following categories: … (B) [a]ny contract upon which the registrant’s business is substantially dependent.” The Company respectfully advises the Staff that, because the Company facilitated 59,177 and 126,419 used car loans in 2016 and 2017, respectively, none of the contracts with any individual borrower is one that the Company’s business is “substantially dependent” upon, and therefore none of the Borrower Service Agreement, Financial Leasing Series Contracts, and Tri-party Loan Agreement with any single borrower is a material agreement that is required to be filed as an exhibit pursuant to 17 C.F.R. §229.601(b)(10).

Notwithstanding the above and in order to facilitate the Staff’s review, the Company is supplementally providing (under a separate cover letter) the English translations of the form Borrower Service Agreements, Financial Leasing Series Contracts, and Tri-party Loan Agreements to the Staff.

The Company respectfully advises the Staff that in order to articulate the accounting surrounding the agreements that the Company entered into for each loan facilitation which are submitted for the Staff’s review, the Company believes it would be beneficial to briefly describe the purposes of such agreements and their relationships. For the benefit of the Staff, the Company has included the summary of the overall process of the arrangements as previously included in response to prior comment 35, but with some additional clarifying details:

Cooperation Agreement with financing partner

The Company and the third-party financing partner enter into a Cooperation Agreement, with the purpose of providing consumers with financing services for the purchase of vehicles from dealers. The Cooperation Agreement establishes the collaboration framework between the Company and the financing partner under which the financing partner provides auto loans to consumers and the Company provides loan facilitation services. Under the agreement, the financing partner establishes the interest rate and maturity date of the auto loans.

The Cooperation Agreement also establishes the Company’s role as guarantor for the auto loans provided by the financing partner.

Three agreements entered into simultaneously for each auto loan service provided

The three parties (the Company, financing partner, and consumer) enter into the following three agreements contemporaneously for each auto loan service provided:

(1) Borrower Service Agreement (the Company and consumer)

The Company acts as a service provider by providing a loan facilitation service, which primarily consists of connecting the consumer with the financing partner’s financing solution to allow the consumer to purchase the vehicle. This agreement also sets the amount of fees charged to the consumer by the Company in consideration for such loan facilitation services. The consumer acknowledges that the financing partner has the independent right to decide whether or not to provide a loan and the Company is not responsible for the consumer’s failure to enter into a loan contract with the financing partner.

(2) Financial Leasing Series Contracts (the Company and consumer)

The Company and the consumer enter into a series of Financial Leasing Contracts, which create a mechanism that allows the Company to advance fund to the consumer on behalf of the financing partner and to register collateral on the vehicle under the Company’s name for the benefit of the financing partner.

Even though the contracts are named “Financial Leasing Series Contracts”, the Company respectfully advises the Staff that the seller and the consumer enter into a vehicle purchase agreement after the financing partner approves the consumer’s auto loan application and the Company agrees to provide guarantee based on the Company’s own assessment, and the title to the vehicle will be transferred from the seller to the consumer and be registered under the name of the consumer. Therefore, at origination of the auto loan, the title to the vehicle is registered under the consumer’s name. Subsequently, the title to the vehicle remains registered under the name of the consumer over the life of the auto loan. As a result, the Company does not believe the arrangement under the so-call Financial Leasing Series Contracts to be a sale lease back transaction.

The legal form as well as interpretation of the arrangement from the Company’s external PRC legal counsel, and the accounting considerations are discussed further in the analysis section below.

(3) Tri-party Loan Agreement (the Company, consumer and financing partner)

The Company, the consumer and the financing partner enter into a Tri-Party Loan Agreement. This agreement establishes the creditor-debtor relationship between the financing partner and the consumer. It also establishes the Company’s role as guarantor for the auto loans provided by the financing partner.

As a result of the simultaneous execution of the above three agreements, the legal effect is that the Company advances the fund to the consumer on behalf of the financing partner and no debtor-creditor relationship is created between the Company and the consumer.

This view has been substantiated by a legal opinion from the Company’s PRC legal counsel as further explained in the analysis section below.

The Company respectfully advises the Staff that the following analysis addresses the accounting issues related to the financing elements of the transaction to determine 1) who is the loan originator to the consumer and 2) whether the Company should record a receivable from its Financial Leasing Series Contracts with consumer.

The Company respectfully advises the Staff that the Company considered and noted the following factors supporting the view that the financing partner (not the Company) is the loan originator to the consumer:

•                  The Cooperation Agreement states that the purpose of the cooperation is to provide consumer with financing services for the purchase of vehicle from dealer. This business cooperation is achieved in reference to the following:

•                  The financing partner is responsible for providing auto loan to the consumer and sets the terms of the loan, and the Company provides loan facilitation service;

•                  The Company shall not advance fund to the consumer by itself or other channel without the financing partner’s approval; and

•                  The Tri-Party Loan Agreement establishes that the lending relationship is between the financing partner and the consumer.

When reading the Financial Leasing Series Contracts in isolation, it appears that a collateralized loan is extended from the Company to the consumer. If that is the case, the Company should have recorded a receivable on its consolidated balance sheet. However, the Company believes all agreements entered into contemporaneously to facilitate an auto loan transaction shall be assessed together in their entirety, in order to fully understand the business substance of the arrangement.

•                  The Financial Leasing Series Contracts and Tri-Party Loan Agreement are entered into contemporaneously and relate to the same underlying individual auto loan transaction;

•                  The Borrower Service Agreement and the Cooperation Agreement both provide that the Company is a guarantor and service provider, and is not responsible for providing the auto loan to the consumer.

Based on the assessment of the above agreements as a whole, the Company’s external PRC legal counsel believes it is more appropriate to conclude the financing partner is the loan originator to the consumer and the Company is a guarantor and service provider.  In order to corroborate this assertion, the Company has formally obtained a legal opinion from the external PRC legal counsel, who opined on the following matters:

•                  The Company fulfills the obligations and duties based on the requirements of the financing partner and the Cooperation Agreement. The fulfillment of these obligations and duties are all for the purpose of providing supporting services to facilitate the auto loan arrangement between the financing partner and the consumer;

•                  The Company firstly advances the fund needed to the consumer for the purchase of the vehicle on the financing partner’s behalf, and only upon the financing partner’s approval. The financing partner is contractually bound to fund the auto loans advanced by the Company;

•                  The Company is only the facilitation service provider in the process of providing the auto loan by the financing partner;

•                  The creditor-debtor relationship with respect to the auto loan is solely between the financing partner and the consumer as established through the Tri-party Loan Agreement. Accordingly, creditor rights associated with the auto loan are with the financing partner, and such creditor rights will not be considered as the Company’s assets in the event of bankruptcy; and

•                  Given the volume of auto loans and lack of capabilities to timely manage and dispose the collateral by the financing partner, the financing partner authorizes that the collateral be registered under the Company’s name for its benefit.

Based on the clarification mentioned above, the Company concludes that the financing partner is the sole legal loan originator to the consumer. The Company’s advancing of funds does not create a lending relationship between the Company and the consumer, but rather creating a right of receivable from the financing partner. The creditor-debtor relationship is solely between the financing partner and the consumer. The Company’s role is to facilitate a loan arrangement by connecting the consumer and the financing partner. The Financial leasing Contracts are purely for the purpose of administrative convenience in order for the Company to advance the fund to the consumer and register collateral under the Company’s name on behalf of the financing partner.  Therefore there are no financial lease receivables to be recorded on the Company’s consolidated balance sheets from the Financial Leasing Series Contracts with consumers.

General

17.                               We note your response to prior comment 48 where you state that you separately submitted to the staff a copy of the slides that the company presented to potential investors during the testing-the-water meetings in reliance on Section 5(d) of the Securities Act.  Please note that we have not received the materials and will continue to monitor for the issue.

The Company respectfully advises the Staff that copies of the slides that the Company presented to potential investors during the testing-the-water meetings were delivered to the Staff on March 26, 2018 and an additional copy has been re-delivered  to Mr. Jeff Kauten on April 19, 2018.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Derek Shao, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 21 2323-3533 or via email at derek.shao@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Julie Gao

Z. Julie Gao

Enclosures

cc:                                Kun Dai, Chief Executive Officer, Uxin Limited

Zhen Zeng, Chief Financial Officer, Uxin Limited

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Toby Xu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Connie Ji Zhou, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Partner, Davis Polk & Wardwell LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP